Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.

Commission File No. 333-135278

Forward-Looking Statements.  This filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger between Constellation Energy Group, Inc. (Constellation) and FPL Group, Inc. (FPL), the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL or Constellation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL and Constellation. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that Constellation has filed with the SEC in connection with the proposed merger.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing.  Neither Constellation nor FPL undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

Additional Information and Where to Find It.  This communication is not a solicitation of a proxy from any security holder of FPL or Constellation.  Constellation has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-135278) that includes a preliminary joint proxy statement/prospectus of Constellation and FPL and other relevant documents regarding the proposed transaction.  A definitive joint proxy statement/prospectus will be sent to security holders of FPL and Constellation seeking approval of the proposed transaction.  WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL, CONSTELLATION AND THE PROPOSED TRANSACTION.  Investors and security holders also can obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Constellation, Shareholder Services, 750 E. Pratt Street, Baltimore, MD 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation.  FPL, Constellation, and their respective directors and executive officers of FPL and Constellation and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL’s and Constellation’s directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above-referenced registration statement on Form S-4.

A webcast teleconference was held by Constellation on July 28, 2006 to announce its second quarter 2006 earnings.  The slides used in the webcast teleconference relating to Constellation’s proposed merger with FPL follow.

Proposed Merger Rationale

•             Merger creates new FORTUNE 100 company and the U.S. market leader in competitive energy markets

•             Well-matched, complementary contributions from two strong companies create a balanced footprint

Constellation Energy	FPL Group
- Highest load serving market share	- Generation assets in NEPOOL and ERCOT
- Leading risk management expertise	- Strong wind position
- Strong nuclear capability	- Strong nuclear capability
- Focus on cost and operational efficiency	- Focus on cost and operational efficiency

•             Multiple channels of growth, balanced by solid base of stable, growing earnings and cash flow

•             Combined company will have the strongest balance sheet in the industry

•             Remain confident that pre-tax synergies of at least $200 - $250 million per year by year 3 retained for shareholders is attainable

•             Significant increase in dividend for Constellation’s current shareholders

Merger Update

•                  Merger approval process continues forward

-                    Merger proxy filed with SEC on June 23, 2006; comments received on July 21, 2006

-                    FERC extended date by which they must issue an order to February 2, 2007

-                    Expect Maryland approval process to be critical path to closing the merger

•                  Implementation of rate stabilization plan clears one obstacle for Maryland PSC to consider merger

-                    Filed new merger application with the Maryland PSC on July 21, 2006 to address new statutory standards of Senate Bill 1

-                    PSC scheduled prehearing conference for August 9, 2006, to rule on interveners and set a procedural schedule for merger review

-                    Requested a November 2006 decision, but depending on procedural schedule published by the PSC, closing could be delayed

•                  Uncertainty surrounding closing of the merger remains

-                    Integration activity remains on hold until companies have more clarity on timing and economics

-                    If risks to closing the merger or economics become unacceptable, Constellation Energy and FPL Group could agree to terminate the merger

•                  Constellation Energy remains committed to the merger with FPL, but not at the expense of shareholder value